CUSIP No. 18450Q109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Clean Power Technologies Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

18450Q109
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 19th Fl.
Los Angeles, CA 90067
(310) 201-7553
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2009
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18450Q109

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A) (B)	/X/ / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-

Number of Shares	(8)	Shared Voting Power 23,482,144
Beneficially Owned
by Each Reporting Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 23,482,144

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 23,482,144

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

(13)	Percent of Class Represented by Amount in Row (11) 25.9% (1)

(14)	Type of Reporting Person (See Instructions) IN

(1)    Based on 90,509,892 shares of Common Stock outstanding, calculated in accordance with Rule 13d.

CUSIP No. 18450Q109

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A) (B)	/X/ / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-

Number of Shares	(8)	Shared Voting Power 23,482,144
Beneficially Owned
by Each Reporting Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 23,482,144

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 23,482,144

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

(13)	Percent of Class Represented by Amount in Row (11) 25.9% (1)

(14)	Type of Reporting Person (See Instructions) IN

(1)    Based on 90,509,892 shares of Common Stock outstanding, calculated in accordance with Rule 13d.

CUSIP No. 18450Q109

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A) (B)	/X/ / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-

Number of Shares	(8)	Shared Voting Power 23,482,144
Beneficially Owned
by Each Reporting Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 23,482,144

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 23,482,144

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

(13)	Percent of Class Represented by Amount in Row (11) 25.9% (1)

(14)	Type of Reporting Person (See Instructions) OO

(1)    Based on 90,509,892 shares of Common Stock outstanding, calculated in accordance with Rule 13d.

CUSIP No. 18450Q109

Item 1.     Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 3”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on February 18, 2009 (the “Initial Schedule 13D”).  Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

Item 5.     Interest in Securities of the Issuer

(a)   As of the date of this Amendment No. 1, the Reporting Persons beneficially own 23,482,144 shares of Common Stock.  The reported shares represent 25.9% of the shares of Common Stock calculated in accordance with Rule 13D and are held of record by the Trust.

(b)   The Reporting Persons have shared voting and dispositive power with respect to their beneficial ownership of 23,482,144 shares of Common Stock.  Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock owned by the Trust.

(c)   On October 2, 2009, the Issuer and Reporting Persons entered into that certain Amended and Restated Securities Purchase Agreement (the “SPA”), pursuant to which the Reporting Persons acquired the following additional securities of the Issuer for a total purchase price of $500,000:

(i)	2,500,000 shares of Common Stock;

(ii)	Warrant to purchase up to 1,875,000 shares of Common Stock with an exercise price of $0.27 per share and expiration date of October 2, 2010; and

(iii)	Warrant to purchase up to 1,250,000 shares of Common Stock with an exercise price of $0.38 per share and expiration date of October 2, 2010.

A form of the SPA and other documents relating thereto, listed as (b) through (e) under Item 6 of this Amendment No. 1, are attached as exhibits to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 7, 2009, and are incorporated herein by this reference.

(d)   Not applicable.

(e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a)   Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b)   Amended and Restated Stock Purchase Agreement dated October 2, 2009

(c)   Registration Rights Agreement dated October 2, 2009

(d)   Warrant to purchase up to 1,875,000 shares of Common Stock at an exercise price of $0.27

(e)   Warrant to purchase up to 1,250,000 shares of Common Stock at an exercise price of $0.38

Item 7.    Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 1 to Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: October 21, 2009
/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

Exhibit A

Agreement Regarding Amendment No. 1 to Joint Filing of Schedule 13D

The undersigned agree that the Amendment No. 1 to Schedule 13D with respect to the Common Stock of Clean Power Technologies Inc. is a joint filing being made on their behalf.

Dated: October 21, 2009
/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust